                                                                    Exhibit 99.1


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                        Guangshen Railway Company Limited

 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)


                                  ANNOUNCEMENT


                         COMPLETION OF THE A SHARE ISSUE

-------------------------------------------------------------------------------
The A Shares of the Company will be listed on the Shanghai Stock Exchange on 22 December 2006.
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Reference is made to the Company's announcements dated 15 November 2004, 30
December 2004, 6 December 2005, 20 January 2006, 29 November 2006, 5 December 2006, 6 December 2006, 11 December 2006, 12 December 2006 and 15 December 2006 regarding the A Share Issue.


COMPLETION OF THE A SHARE ISSUE

The Company is pleased to announce that the A Share Issue has been completed. In addition to the trading of its H Shares on the HKSE, the A Shares of the Company will be listed and will commence trading on the Shanghai Stock Exchange on 22 December 2006. Set out below is the key information in relation to the A Share
Issue:

Place of listing:           Shanghai Stock Exchange

Date of listing:            22 December 2006

Stock name:                 (CHINESE CHARACTERS)

Stock code:                 601333

Total number of issued
shares in the Company
after the A Share Issue:    7,083,537,000 (comprising 1,431,300,000 H Shares and
                            5,652,237,000 A Shares, of which 2,747,987,000 A
                            Shares were issued pursuant to the A Share Issue)

Offer price:                RMB3.76 per share

SHAREHOLDING STRUCTURE OF THE COMPANY

Set out below is the shareholding structure of the Company immediately before and after the A Share Issue:

        NAMES OF SHAREHOLDER         TYPES           IMMEDIATELY BEFORE            IMMEDIATELY UPON COMPLETION
                                     OF SHARES        THE A SHARE ISSUE               OF THE A SHARE ISSUE
                                                      NUMBER OF   SHAREHOLDING         NUMBER OF     SHAREHOLDING
                                                    SHARES HELD     PERCENTAGE       SHARES HELD       PERCENTAGE
                                                         Shares              %            Shares                %
Public Shareholders of H Shares      H Shares     1,431,300,000          33.01     1,431,300,000             20.2
Guangzhou Railway (Group)            A Shares     2,904,250,000          66.99     2,904,250,000             41.0
Company
Public Shareholders of A Shares      A Shares                --             --     2,747,987,000             38.8
Total                                             4,335,550,000            100     7,083,537,000              100

The Company will publish a full announcement including the above information in the newspapers in the PRC on 21 December 2006.


USE OF PROCEEDS

To finance the acquisition of the railway transportation business between Guangzhou and Pingshi and all assets and liabilities relating to such business.

Definitions

"A Share(s)"     the domestic invested share(s) of the Company with a nominal value of RMB1.00 each

"A Share Issue"  the issue and allotment of 2,747,987,000 A Shares to institutional and public investors in the PRC by the Company, which will be listed on the Shanghai Stock Exchange

"ADSs"           American depositary shares, each representing 50 H Shares

"Company"        Guangshen Railway Company Limited, a joint stock limited
                 company incorporated in the PRC on 6 March 1996, the H Shares and the ADSs of which are listed on the HKSE and the New York
                 Stock Exchange, Inc., respectively

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

"HKSE"         The Stock Exchange of Hong Kong Limited

"H Shares"     the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and listed on the HKSE

"PRC"          the People's Republic of China

"RMB"          Renminbi, the lawful currency of the PRC


                                                           By Order of the Board
                                                               GUO XIANGDONG
                                                             Company Secretary


Shenzhen, the PRC
20 December 2006

As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.

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